Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Renewable’s 2013 fourth quarter results as well as the Letter to Shareholders and Supplemental Results on the web site under the Investor Relations section at www.brookfieldrenewable.com.

The 2013 fourth quarter results conference call can be accessed via webcast on February 6, 2014 at 9:00 a.m. ET at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 1557#) until March 6, 2014.

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD RENEWABLE ANNOUNCES RECORD ANNUAL RESULTS,
QUARTERLY DISTRIBUTION INCREASE AND HYDRO ACQUISITION

Acquires 33% interest with institutional partners in 417 MW Safe Harbor hydro facility
Distribution increased from $1.45 to $1.55 per share on annual basis

HAMILTON, Bermuda, February 6, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced strong results for the fourth quarter and twelve months ended December 31, 2013, including an increase in quarterly distributions and the acquisition of an interest in one of the largest hydroelectric generation facilities in the northeastern United States.

“Our strong results in 2013 reflect the success of our growth initiatives and our unique ability to add value to our portfolio through our operating platforms, all of which will continue to drive value in 2014 and beyond,” said Richard Legault, President and CEO. “Today’s announcement of the acquisition of additional hydro capacity in the northeastern United States further demonstrates our ability to acquire renewable power assets on a value basis. Accordingly, we are pleased to begin the new year with a distribution increase that exceeds our target and reflects the strength of the business and its prospects.”

Financial Results

Unaudited	Three months ended		12 months ended
US$ millions (except per unit amounts)	December 31		December 31
	2013	2012	2013	2012
Generation (GWh)
- Total	5,268	4,053	22,222	15,942
- Brookfield Renewable's share	4,475	3,660	18,927	14,376
Revenues	$393	$317	$1,706	$1,309
Adjusted EBITDA(1)	$272	$195	$1,208	$852
Funds from operations (FFO)(1)	$137	$74	$594	$347
FFO per unit(1)(2)	$0.52	$0.28	$2.24	$1.31
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	For the three and 12 months ended December 31, 2013 weighted average LP units, Redeemable/Exchangeable units and General partnership units totaled 265.3 million (2012: 265.2 million).

Review of Operations

Total generation was 5,268 GWh for the three months ended December 31, 2013, an increase of 1,215 GWh compared to the same period in the prior year. The hydroelectric portfolio generated 4,550 GWh which was in line with the long-term average and 1,225 GWh higher year-over-year, and reflected the strong performance of new assets and a return to more normal generation levels from unusually dry conditions in the same period last year. Recent acquisitions and assets reaching commercial operations within the last year resulted in generation increasing by 655 GWh. Reservoir levels on a portfolio basis are in line with long-term average conditions for this time of year.

The wind portfolio generated 503 GWh, below the long-term average of 617 GWh and 20 GWh higher than the prior year as a result of new facilities acquired in the western United States.

For the fourth quarter, Adjusted EBITDA was $272 million as compared to $195 million in Q4 2012. Funds from operations were $137 million or $0.52 per unit as compared with $74 million or $0.28 per unit in the prior year.

For the full year 2013, generation of 22,222 was 6,280 GWh and 386 GWh higher than the prior year and the long-term average, respectively. Adjusted EBITDA was $1,208 million as compared with $852 million in 2012. Funds from operations were $594 million or $2.24 per unit as compared with $347 million or $1.31 per unit in 2012.

The tables below summarize generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended December 31	2013	2012	2013	LTA	Prior Year
Hydroelectric generation
United States	2,226	1,447	2,450	(224)	779
Canada	1,401	954	1,171	230	447
Brazil (2)	923	924	923	-	(1)
	4,550	3,325	4,544	6	1,225
Wind Energy
United States	175	158	274	(99)	17
Canada	328	325	343	(15)	3
	503	483	617	(114)	20
Other	215	245	219	(4)	(30)
Total generation (3)	5,268	4,053	5,380	(112)	1,215
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)	In Brazil, assured generation levels are used as a proxy for long-term average.
(3)	Includes 100% of generation from equity-accounted investments.

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the 12 months ended December 31	2013	2012	2013	LTA	Prior Year
Hydroelectric generation
United States	10,082	5,913	9,681	401	4,169
Canada	5,494	3,953	5,062	432	1,541
Brazil (2)	3,656	3,470	3,656	-	186
	19,232	13,336	18,399	833	5,896
Wind Energy
United States	1,145	619	1,341	(196)	526
Canada	1,075	1,090	1,197	(122)	(15)
	2,220	1,709	2,538	(318)	511
Other	770	897	899	(129)	(127)
Total generation (3)	22,222	15,942	21,836	386	6,280
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)	In Brazil, assured generation levels are used as a proxy for long-term average.
(3)	Includes 100% of generation from equity-accounted investments.

Hydro Acquisition

Brookfield Renewable and its institutional partners have entered into an agreement to acquire, from an affiliate of LS Power, its 33% economic and 50% voting interest in the 417 MW Safe Harbor hydroelectric facility on the Susquehanna River in Pennsylvania. Safe Harbor generates an average of 1,100 GWh annually and possesses storage capabilities supporting daily peaking. It is one of the largest conventional hydroelectric facilities in PJM, a market which offers multiple revenue streams including energy, capacity, ancillaries and renewable energy credits.

Total purchase price for the transaction is $289 million subject to customary working capital adjustment, and will be funded through available liquidity and capital from Brookfield Renewable and its institutional partners. The transaction is subject to customary closing conditions and regulatory approvals and is expected to be completed in the first quarter of 2014.

Recent Highlights

•
In December 2013, Brookfield Renewable was identified as part of a consortium that was named the preferred bidder in connection with the purchase of state-owned Bord Gáis Energy in Ireland. Bord Gáis’ energy business includes a wind portfolio with an operating capacity expected to exceed 500 MW by 2015. Brookfield Renewable continues to work with its consortium partners and the Government of Ireland on an exclusive basis to finalize terms of the sale. It is expected that the sale agreement, when concluded, would lead to a formal completion in the first half of 2014 once all regulatory and merger approvals are received.

•
In January 2014, Brookfield Renewable and its institutional partners completed the acquisition of a previously announced 85 MW of hydroelectric generation, including a 70 MW portfolio in Maine and the remaining 50% interest in a 30 MW facility in California.

•	Construction of the 45 MW Kokish River hydro project in western Canada is nearing completion and commissioning of the facility is expected to take place as scheduled in the second quarter of 2014.

•
Liquidity at year end was approximately $1.2 billion, providing the financial resources and flexibility to fund ongoing growth initiatives. During 2013, approximately $3 billion of refinancing activity was completed which has lowered borrowing costs while extending maturities.

Distribution Increase and Declaration

The Board of Directors has approved an increase in the quarterly distribution to $0.3875 or $1.55 per LP unit on an annualized basis. This represents a level nearly 20% higher than at Brookfield Renewable’s launch in November 2011 and an increase of 7% from the existing level of $1.45 per unit.

The Board of Directors has declared a quarterly distribution in the amount of $0.2583 per unit, payable on March 31, 2014 to unitholders of record as at the close of business on February 28, 2014. This amount reflects the distribution increase and is pro-rated for the two-month period in connection with the change in quarterly record and payment dates that was announced in November 2013. The Board of Directors anticipates that the next quarterly dividend of $0.3875 per unit will be paid on June 30, 2014 to shareholders of record at May 31, 2014.

This distribution is consistent with Brookfield Renewable’s policy of targeting a long-term, sustainable distribution in the range of 60-70% of FFO and which increases on average by 3% to 5% annually.

The regular quarterly dividends on the Brookfield Renewable Power Preferred Equity Inc. preferred shares have also been declared.

Introduction of Distribution Currency Option

The quarterly distributions payable on L.P. Units of Brookfield Renewable Energy Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the Record Date or, if the Record Date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its limited partnership units who are resident in Canada to acquire additional units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at www.brookfieldrenewable.com/DRIP.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Additional Information

The Letter to Shareholders and the Supplemental Results for the period ended December 31, 2013 contain further information on Brookfield Renewable’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available at www.brookfieldrenewable.com.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,000 megawatts of installed capacity. Diversified across 69 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; general industry risks relating to the North American and Brazilian power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify and complete sufficient investment opportunities; the growth of our portfolio; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield’s key professionals; and the completion and expected benefits of announced transactions.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to February 6, 2014, the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form and Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This news release contains references to Adjusted EBITDA and funds from operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and funds from operations used by other entities. We believe that Adjusted EBITDA and funds from operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA nor funds from operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.
_________________________________________________

ADJUSTED EBITDA AND FUNDS FROM OPERATIONS
	Three months ended December 31		Year ended December 31
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2013	2012
Generation (GWh)	5,268	4,053	22,222	15,942
Revenues	$393	$317	$1,706	$1,309
Other income	6	4	11	16
Share of cash earnings from
equity-accounted investments	2	2	21	13
Direct operating costs	(129)	(128)	(530)	(486)
Adjusted EBITDA (1)	272	195	1,208	852
Interest expense – borrowings	(97)	(98)	(410)	(411)
Management service costs	(9)	(11)	(41)	(36)
Current income taxes	(4)	(2)	(19)	(14)
Cash portion of non-controlling interests
Preferred equity	(10)	(6)	(37)	(16)
Participating non-controlling interests
- in operating subsidiaries	(15)	(4)	(107)	(28)
Funds from operations(1)	$137	$74	$594	$347
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

FINANCIAL RESULTS ON A CONSOLIDATED AND PROPORTIONATE BASIS
The following table reflects generation for the three months ended December 31, 2013 on a proportionate and consolidated basis.

					Third party
	Proportionate				interests	Consolidated
		Partially-	Equity-
	Wholly-owned	owned	accounted
Generation (GWh)	assets	assets	investments	Total
Hydroelectric generation
United States	1,188	366	57	1,611	615	2,226
Canada	1,389	-	6	1,395	6	1,401
Brazil(1)	814	17	20	851	72	923
	3,391	383	83	3,857	693	4,550
Wind energy
United States	48	27	-	75	100	175
Canada	328	-	-	328	-	328
	376	27	-	403	100	503
Other	215	-	-	215	-	215
Total generation -2013	3,982	410	83	4,475	793	5,268
Total generation -2012	3,334	150	176	3,660	393	4,053
(1)	In Brazil, assured energy generation levels are used as a proxy for long-term average.

The following table illustrates our financial results for the three months ended December 31, 2013, including revenues, adjusted EBITDA and funds from operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

					Third party
	Proportionate				interests		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS, EXCEPT AS NOTED)	assets	assets	investments	Total
Revenues	$321	$29	$-	$350	$43		$393
Other income	6	-	-	6	-		6
Share of cash earnings from
equity-accounted
investments	-	-	2	2	-		2
Direct operating costs	(105)	(10)	-	(115)	(14)		(129)
Adjusted EBITDA(1)	222	19	2	243	29		272
Interest expense - borrowings	(67)	(16)	-	(83)	(14)		(97)
Management service costs	(9)	-	-	(9)	-		(9)
Current income taxes	(4)	-	-	(4)	-		(4)
Preferred equity	(10)	(2) -	-	(10)	-		(10)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(15)	(2)	(15)
Funds from operations - 2013(1)	$132	$3	$2	$137	$-		$137
Funds from operations - 2012(1)	$75	$(3)	$2	$74	$-		$74
(1)	Non-IFRS measures. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ funds from operations.

The following table reflects generation for the year ended December 31, 2013 on a proportionate and consolidated basis.
					Third party
	Proportionate				interests	Consolidated
		Partially-	Equity-
	Wholly-owned	owned	accounted
Generation (GWh)	assets	assets	investments	Total
Hydroelectric generation
United States	6,251	1,412	216	7,879	2,203	10,082
Canada	5,186	-	154	5,340	154	5,494
Brazil(1)	3,214	68	83	3,365	291	3,656
	14,651	1,480	453	16,584	2,648	19,232
Wind energy
United States	321	177	-	498	647	1,145
Canada	1,075	-	-	1,075	-	1,075
	1,396	177	-	1,573	647	2,220
Other	770	-	-	770	-	770
Total generation - 2013	16,817	1,657	453	18,927	3,295	22,222
Total generation - 2012	13,000	780	596	14,376	1,566	15,942
(1)	In Brazil, assured energy generation levels are used as a proxy for long-term average.

The following table illustrates our financial results for the year ended December 31, 2013, including revenues, adjusted EBITDA and funds from operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

					Third party
	Proportionate				interests		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	Accounted
(MILLIONS, EXCEPT AS NOTED)	assets	assets	Investments	Total
Revenues	$1,300	$196	$-	$1,496	$210		$1,706
Other income	11	-	-	11	-		11
Share of cash earnings from
equity-accounted
investments	-	-	21	21	-		21
Direct operating costs	(439)	(37)	-	(476)	(54)		(530)
Adjusted EBITDA(1)	872	159	21	1,052	156		1,208
Interest expense - borrowings	(304)	(57)	-	(361)	(49)		(410)
Management service costs	(41)	-	-	(41)	-		(41)
Current income taxes	(19)	-	-	(19)	-		(19)
Preferred equity	(37)	(2) -	-	(37)	-		(37)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(107)	(2)	(107)
Funds from operations - 2013(1)	$471	$102	$21	$594	$-		$594
Funds from operations - 2012(1)	$289	$45	$13	$347	$-		$347
(1)	Non-IFRS measures. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ funds from operations.

ADJUSTED EBITDA, AND FUNDS FROM OPERATIONS, ON A PRO FORMA BASIS ASSUMING LONG-TERM AVERAGE

Revenues on a pro forma basis are computed by using long-term average generation for each facility, and multiplied by the pricing in the respective power purchase agreements, where applicable. The majority of direct operating costs are fixed, regardless of changes in generation levels or revenue, except for certain items such as water royalty fees which are charged based on generation or revenues and will vary from time to time. The following table reflects Adjusted EBITDA, and funds from operations, assuming long-term average generation, for the year ended December 31:

	Three months ended Dec 31		Year ended Dec 31
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2013	2012
Generation (GWh)	5,380	4,606	21,836	18,202
Revenues	$413	363	$1,688	$1,520
Other income	6	4	11	16
Share of cash earnings from equity-accounted
investments	2	2	21	13
Direct operating costs	(130)	(133)	(529)	(496)
Adjusted EBITDA(1)	291	236	1,191	1,053
Interest expense – borrowings	(97)	(98)	(410)	(411)
Management service costs	(9)	(11)	(41)	(36)
Current income taxes	(4)	(2)	(19)	(14)
Less: cash portion of non-controlling interests
Preferred equity	(10)	(6)	(37)	(16)
Participating non-controlling interests - in
operating subsidiaries	(22)	(6)	(102)	(44)
Funds from operations(1)	$149	$113	$582	$532
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.